SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

/X/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2011

Or

/  / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from ______ to  _______

Commission file number 000-25867

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

West Coast Bancorp
401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

WEST COAST BANCORP 401(k) PLAN

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2011 AND 2010:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2011 —

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan
Lake Oswego, Oregon

We have audited the accompanying statement of net assets available for benefits of the West Coast Bancorp 401(k) Plan (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Portland, Oregon
June 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of
West Coast Bancorp 401(k) Plan
Lake Oswego, Oregon

We have audited the accompanying statement of net assets available for benefits of the West Coast Bancorp 401(k) Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Portland, Oregon
June 29, 2011

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Cash	$3,404	$8,065
Investments at fair value (participant directed):
Mutual funds	17,786,422	18,375,997
Employer common stock	1,686,169	1,769,792
Money market funds	5,136,757	5,210,819
Total investments	24,609,348	25,356,608
Receivables:
Participant loans receivable	825,905	943,744
Total receivables	825,905	943,744

NET ASSETS AVAILABLE FOR BENEFITS	$25,438,657	$26,308,417

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Investment income:
Interest and dividends	$454,568	$376,224
Net appreciation/(depreciation) in fair value of investments	(959,758)	2,159,700

Net investment income	(505,190)	2,535,924

Contributions:
Discretionary qualified non-elective contributions	-	67,450
Participant contributions	1,823,509	1,852,634
Participant rollover contributions	85,484	55,176

Total contributions	1,908,993	1,975,260

Interest income on notes receivable from participants	50,758	57,326

Total Additions	1,454,561	4,568,510

DEDUCTIONS:
Benefits paid to participants	2,305,671	2,613,049
Administrative expenses	18,650	-

Total deductions	2,324,321	2,613,049

NET INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS	(869,760)	1,955,461

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	26,308,417	24,352,956

End of year	$25,438,657	$26,308,417

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the West Coast Bancorp 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General — The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly owned subsidiaries (the “Company”). Employees are eligible to participate in the Plan when they have been employed for three months and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp and is responsible for controlling and managing the operations and administration of the Plan. Great West Retirement Services is the asset custodian and recordkeeper of the plan.

Contributions — In each Plan year, the Company may contribute a matching contribution equal to a percentage of each participant’s elective deferral contributions for that year. The Company may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants’ accounts on a pro-rata basis based on eligible compensation. Company contributions can be invested in any of the Plan’s investment options. The Company suspended its matching contribution during 2008, and consequently there were no matching contributions for the years ended December 31, 2011 or 2010. The Company did not make supplemental or profit sharing contributions in fiscal years 2011 or 2010, however discretionary qualified non-elective contributions totaling $67,450 were made in fiscal year 2010.

Participants may voluntarily contribute between 1% and 100% of their total compensation as a salary reduction each year that they are a Plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the “Code”), which was $16,500 for both 2011 and 2010, respectively. Participants over the age of 55 are entitled to a catch-up contribution to the Plan based on the Code.

Effective October 1, 2006, the Company implemented a Roth 401(k) feature available to all participants of the Plan. Contribution limits were all subject to the same standards as the standard 401(k) feature. Participants are able to invest in both 401(k) features at the same time and the entity’s matching contribution is based on total contributions to both features. Total contributions to the Roth 401(k) feature for the years ended December 31, 2011 and 2010, were $90,004 and $79,732, respectively.

Participant Accounts — A separate account is maintained for each participant, which is credited with the participant’s contribution, the allocation of the Company’s contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times.

Participants vest in the Company’s matching, supplemental, and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than 1	- %
1	20
2	40
3	60
4	80
5	100

Forfeitures — Forfeitures of terminated participants’ nonvested account balances are used to reduce the Company’s matching contributions for the Plan year in which the forfeiture occurs or to restore previously forfeited amounts. The Plan was amended during 2009 to allow for amounts forfeited to be used to pay reasonable plan administrative expenses. The Plan was further amended during 2010 to also allow for amounts forfeited to be either allocated to participants’ accounts pro rata based upon their compensation or as an equal flat dollar amount.

Participant Loans Receivable — Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans receivable. Loan terms range from 1–5 years or more for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (prime rate) determined as market conditions warrant by the Plan Administrator. Interest rates ranged from 5.25% to 10.25% at December 31, 2011 and 2010. Principal and interest is paid ratably through semi-monthly payroll deductions. The Plan records any remaining outstanding loan balances as benefits paid at the time the participant exits the Plan.

Payment of Benefits — The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. On termination of service due to normal retirement, death or disability, the participant’s account balance will be deemed fully vested. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Investment Options — Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

       Federated Investors:
              Federated Government Obligations Fund IS Shares
              Federated High Income Bond Fund-A
              Federated Kaufmann Fund-A
              Federated MDT Small Cap Core Institutional Fund
              Federated Max-Cap Index Fund IS
              Federated Asset Allocation Fund IS
              Federated Total Return Bond Fund IS

       Other Investment Options:
              American Century Strategic Allocations Conservative Fund-A
              American Century Strategic Allocations Moderate Fund-A
              American Funds Growth Fund of America-R4
              American Funds Euro Pacific Growth Fund-R4
              Baron Growth Fund
              Managers AMG Systematic Value Institutional Fund
              Munder Veracity Small Cap Value-Y (available January 6, 2011)
              West Coast Bancorp Common Stock

Participants may change their investment options and direct transfers between investment accounts at any time.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to at any time, terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — The carrying amounts of cash and the contributions receivable approximate fair value due to the short-term maturity of the instruments. The Plan’s investments in mutual funds and employer common stock are stated at fair value, which is based upon quoted market prices. Money market funds are valued at cost plus reinvested interest, which approximates fair value.

Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

Participant Loans Receivable — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — The Company may pay all expenses of administering the Plan including, but not limited to, the trustee’s or custodian’s fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. The Plan was amended during 2009 to allow for amounts forfeited to be used to pay reasonable plan administrative expenses. If these expenses are not paid by the Company or through the use of forfeitures, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

Income Tax Status — The Plan received a favorable determination letter from the Internal Revenue Service effective August 2009. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Concentration of Risk — The Plan’s assets consist primarily of financial instruments including cash, money market funds, West Coast Bancorp common stock, and mutual funds. The financial instruments may subject the Plan to concentrations of risk, as from time to time cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, and investments in West Coast Bancorp common stock and mutual funds are subject to changes in market values.

New Accounting Standards

ASU No. 2010-06 – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The guidance, which was effective for reporting periods beginning after December 15, 2009, required additional disclosures about transfers between levels within the fair value hierarchy, and clarified existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The Plan adopted this new guidance in 2010. Additional guidance which is effective for reporting periods beginning after December 15, 2010 requires the Plan to present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The Plan adopted the Level 3 reconciliation disclosures effective January 1, 2011, and these adoptions had no effect the Plan’s financial statements. See Note 3.

ASU No. 2011-04 – In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. Plan management does not expect the adoption of ASU No. 2011-04 to have a material effect on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENT AND SUMMARY OF INVESTMENTS

In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy are a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Federated Stock and Bond Instl	$1,157,651	$-	$-	$1,157,651
Federated Max-Cap Fund	1,782,009	-	-	1,782,009	*
Federated Kaufmann Fund	1,858,273	-	-	1,858,273	*
Federated High Income Bond Fund	891,815	-	-	891,815
Federated Total Return Bond Fund	2,572,554	-	-	2,572,554	*
American Century Strategic Allocations
Conservative Fund	633,124	-	-	633,124
American Century Strategic Allocations
Moderated Fund	1,519,401	-	-	1,519,401	*
American Funds Growth Fund of America	2,272,140	-	-	2,272,140	*
American Funds Euro Pacific Growth Fund	2,095,722	-	-	2,095,722	*
Baron Growth	1,327,494	-	-	1,327,494	*
Managers AMG Systematic Value Fund	1,511,559	-	-	1,511,559	*
Munder Veracity Small Cap Value	164,680	-	-	164,680
Total mutual funds	17,786,422	-	-	17,786,422
Employer common stock (West Coast
Bancorp Common Stock)**	1,686,169	-	-	1,686,169	*
Federated Government Obligations Fund IS Shrs	5,136,757	-	-	5,136,757	*

Total Investments	$24,609,348	$-	$-	$24,609,348

*Represents 5% or more of net assets available for benefits at December 31, 2011. **Party-in-Interest

	Fair Value Measurements at December 31, 2010, Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Federated Stock and Bond Instl	$1,301,002	$-	$-	$1,301,002
Federated MDT Small Cap Core Inst	93,927	-	-	93,927
Federated Max-Cap Fund	1,753,175	-	-	1,753,175	*
Federated Kaufmann Fund	2,296,414	-	-	2,296,414	*
Federated High Income Bond Fund	878,216	-	-	878,216
Federated Total Return Bond Fund	2,146,592	-	-	2,146,592	*
American Century Strategic Allocations
Conservative Fund	727,238	-	-	727,238
American Century Strategic Allocations
Moderated Fund	1,510,657	-	-	1,510,657	*
American Funds Growth Fund of America	2,398,283	-	-	2,398,283	*
American Funds Euro Pacific Growth Fund	2,340,572	-	-	2,340,572	*
Baron Growth	1,412,286	-	-	1,412,286	*
Managers AMG Systematic Value Fund	1,517,635	-	-	1,517,635	*
Total mutual funds	18,375,997	-	-	18,375,997
Employer common stock (West Coast
Bancorp Common Stock)**	1,769,792	-	-	1,769,792	*
Federated Government Obligations Fund IS Shrs	5,210,819	-	-	5,210,819	*

Total Investments	$25,356,608	$-	$-	$25,356,608

*Represents 5% or more of net assets available for benefits at December 31, 2010.
**Party-in-Interest

For the years ended December 31, 2011 and 2010, there were no transfers between levels 1, 2, or 3.

The Plan’s investments including investments bought, sold, and held during the year appreciated/(depreciated) in value as follows:

	2011	2010
Net change in fair value — investments at fair value as
determined by quoted market prices:
Mutual funds	$(1,141,773)	$1,758,593
West Coast Bancorp Common Stock	182,015	401,107

Total	$(959,758)	$2,159,700

4.	RELATED-PARTY TRANSACTIONS

The Company provides accounting and administrative services to the Plan at no charge. In addition, the Plan invests in common stock of the Company.

SUPPLEMENTAL SCHEDULE

WEST COAST BANCORP 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

	(b) Identity of Issue		(e) Current
(a)	(c) Description of Investment	(d) Cost **	Value

	MUTUAL FUNDS:
	Federated Stock and Bond Instl		$1,157,651
	Federated Max-Cap Fund		1,782,009
	Federated Kaufmann Fund		1,858,273
	Federated High Income Bond Fund		891,815
	Federated Total Return Bond Fund		2,572,554
	American Century Strategic Allocations Conservative Fund		633,124
	American Century Strategic Allocations Moderated Fund		1,519,401
	American Funds Growth Fund of America		2,272,140
	American Funds Euro Pacific Growth Fund		2,095,722
	Baron Growth		1,327,494
	Managers AMG Systematic Value Fund		1,511,559
	Munder Veracity Small Cap Value		164,680

	Total Mutual Funds		17,786,422

	MONEY MARKET FUNDS — Federated Government
	Obligations Fund IS Shrs		5,136,757

	CASH		3,404

*	EMPLOYER COMMON STOCK — West Coast Bancorp
	Common Stock		1,686,169

	PARTICIPANT LOANS RECEIVABLE — Interest rate 5.25%–10.25%,
	maturing January 18, 2012 through September 28, 2022		825,905

	TOTAL		$25,438,657

* Party-in-interest
** Not required for participant-directed investments